UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

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                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [x] Form 10-Q
             [ ] Form N-SAR

              For Period Ended:  December 31, 1996             SEC FILE NUMBER
              [ ] Transition Report on Form 10-K                   33-76200
              [ ] Transition  Report on Form 20-F
              [ ] Transition  Report on Form  11-K
              [ ] Transition Report on Form 10-Q
              [ ]  Transition  Report on Form N-SAR
              For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

         ERD Waste Corp.
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Full Name of Registrant

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Former Name if Applicable

        937 East Hazelwood Avenue
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Address of Principal Executive Office (Street and Number)

         Rahway, New Jersey 07065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x]     (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [x]     (b)   The subject annual  report,  semi-annual  report,  transition report  on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
                   portion  thereof,  will be filed on or before  the  fifteenth calendar day following the prescribed due date; or the
                   subject  quarterly report of transition  report on Form 10-Q, or  portion  thereof  will be filed on or  before  the  fifth calendar day following the prescribed due date; and
     [ ]     (c)   The accountant's  statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kenneth Weiner                      (908)            381-9229
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         (Name)                           (Area Code)        (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                      [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [x] Yes [ ] No

     See Attachment II

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 ERD Waste Corp.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date     2/14/97               By /s/ Joseph Wisneski
          -------------------        ------------------------------
                                     Joseph Wisneski, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  Attachment I

         As a result of the change in the Company's fiscal year, the Company just filed its Form 10-KSB for the period ended September 30, 1996. Year end audit adjustments must be posted and reconciled in order to prepare accurate first quarter financial statements. Due to the delay in arriving at final audited year end financial statements, the Company is unable to prepare complete financial statements in sufficient time to enable the Company to timely file its Form 10-QSB. The Company Form 10-QSB will be filed no later than February 19, 1997.

                                  Attachment II

         The period ended December 31, 1996, is the first quarter of a new fiscal year. Therefore, there is no corresponding quarter in the previous year. Additionally, the 10-Q will reflect a major acquisition completed in May 1996.